SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                INFORMATION TO BE
                             INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13D-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                                (Amendment No. )*

         DIGITAL PRIVACY, INC.
         (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   87943E106
                                 (CUSIP Number)
                             Irving Rothstein, Esq.
                          Heller, Horowitz & Feit, P.C.
                               292 Madison Avenue
                            New York, New York 10017
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         (Continued on following pages)

                                                (Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

CUSIP NO. 87943E106        13D      Page 2 of 7 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Howard Miller

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [x]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                                       PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                       USA

7.       SOLE VOTING POWER
                                    1,037,837

8.       SHARED VOTING POWER
                                       -0-

9.       SOLE DISPOSITIVE POWER
                                    1,037,837

10.      SHARED DISPOSITIVE POWER
                                       -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,037,837

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      28.9%

14.      TYPE OF REPORTING PERSON*
                                       IN


*SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 87943E106        13D      Page 4 of 7 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Hilliard Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [x]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                                       WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                       USA

7.       SOLE VOTING POWER
                                     446,569

8.       SHARED VOTING POWER
                                       -0-

9.       SOLE DISPOSITIVE POWER
                                     446,569

10.      SHARED DISPOSITIVE POWER
                                       -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     446,569

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      12.4%

14.      TYPE OF REPORTING PERSON*
                                       PN


*SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 5 of 7 Pages

Item 1.  Security and Issuer

         This statement relates to Common Stock, $.01 par value (the "Common Stock"), of Digital Privacy, Inc., a Delaware corporation formerly called Telepad Corporation (the "Company"). The address of the principal executive office of the Company is 4820 Minnetonka Blvd., Suite 410, St. Louis Park, MN 55416.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of Mr. Howard Miller and Hilliard Limited Partnership ("HLP") (each, a "Reporting Person").

         (b) The business address of Mr. Miller is 4820 Minnetonka Blvd., Suite 410, St. Louis Park, MN 55416; and the address of HLP is 840 Willard Drive, Suite 205, Green Bay, WI 54304.

         (c) Mr. Miller is the President, Chief Executive Officer and Chairman of the Company. HLP is a family limited partnership of which Mr. Daniel Hilliard, a Director of the Company, is a general partner.

         (d) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

         (f) Mr. Miller is a US citizen and HLP is a US entity formed in the State of Wisconsin.

Item 3.  Source and Amount of Funds or other Consideration

         Funds used by Mr. Miller was personal and funds used by HLP consisted of its working capital which was capital contributions provided by its partners using personal funds. Mr. Miller has invested an aggregate of $880,000 and HLP invested $390,000.

Item 4.  Purpose of Transaction

         None of the Reporting Persons has any plans referred to in Items 4(a)-4(j) of Schedule 13D.

                                                 Page 6 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Miller owns 1,037,837 shares of Common Stock (representing approximately 28.9%) which he acquired for an aggregate of $880,000. Each Reporting Person disclaims beneficial ownership in the shares held by the other Reporting Persons. HLP owns 446,569 shares of Common Stock representing approximately 12.4% of the outstanding shares of common stock for which it paid $390,000.

         (b) Mr. Miller has the sole power to vote and dispose of his Common Stock. Any general partner (including Mr. Daniel Hilliard) may vote the shares of the Company's Common Stock owned by HLP and any two of the three general partners are required to dispose of HLP's holding of the Company's Common Stock.

         (c) On December 31, 1999, Mr. Miller was vested in 60,000 employee stock options and 10,000 additional stock options for being a Director. On December 31, 1999, Mr. Hilliard (a general partner of HLP) was vested with 10,000 stock options for being a Director. The options are all exercisable at a price of $.05 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Howard Miller and HLP have agreed to vote for Mr. Mark Sarna as a Director of the Company for as long as he owns at least 10% of the outstanding shares of Common Stock, including any securities convertible into Common Stock.

Item 7.  Material to be Filed as Exhibits

         None.

                                                          Page 7 of 7 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information regarding such signatory set forth in this statement is true, complete and correct.


Dated: January 10, 2000



/s/ Howard Miller

HILLIARD LIMITED PARTNERSHIP



By:/s/ Daniel Hilliard, General Partner